Exhibit (a)(1)(C)

January 14, 2026

To TCW Direct Lending VIII LLC Unitholders:

As described in the enclosed offer to exchange memorandum (“Offer to Exchange”), TCW Direct Lending VIII LLC (“DL VIII”) is offering investors the opportunity to exchange all or a portion of their units in DL VIII for an equal number of limited liability company units of TCW Specialty Lending LLC (the “Perpetual Fund”), a perpetual business development company which will continue the investment strategy of DL VIII. DL VIII unitholders have the option to either:

•	continue to hold units in DL VIII for the duration of DL VIII’s remaining term; or

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exchange some or all of their units for an equivalent number of Perpetual Fund units in a newly formed limited liability company that will elect to be treated as a business development company under the Investment Company Act of 1940, as amended and a regulated investment company under Subchapter M of the United States Internal Revenue Code of 1986, as amended, and will generally operate as DL VIII is described to operate in its offering documents, but with an extended commitment period and term.

Process / Timeline

Unitholders should carefully review the enclosed Offer to Exchange, the Letter of Transmittal and Form of New Subscription Agreement, together with any amendments, attachments or supplements, and any related instructions, before deciding whether to participate. We would, however, highlight a few key points for your attention:

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To validly tender units, unitholders must deliver the following items, which must be received by TCW Asset Management Company LLC (the “Adviser”) before the expiration of the exchange offer (5:00 p.m., New York City time, on February 20, 2026, unless extended):

•	A properly completed Letter of Transmittal (including a Form W-9 or applicable Form W-8); and

•	A completed and executed New Subscription Agreement.

These items must be properly delivered to the Adviser of DL VIII and the Perpetual Fund at: TCW Direct Lending VIII LLC, c/o TCW Asset Management Company LLC, 515 South Flower Street, Los Angeles, CA 90071, Attention: TCW Client Services, or via e-mail at: ssfclientservice@tcw.com. DL VIII will make all determinations regarding the validity, form, eligibility (including time of receipt) and acceptance for exchange of any units tendered.

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The closing of the exchange offer is subject to various conditions, including that at least 25% of outstanding units are validly tendered and not validly withdrawn prior to the expiration of the exchange offer. DL VIII may waive any of the conditions in its sole discretion, subject to limited exceptions.

•	Unitholders may withdraw any units tendered by completing and delivering the Notice of Withdrawal to the Adviser as directed in the Notice of Withdrawal prior to the expiration of the exchange offer.

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Pursuant to the New Subscription Agreement, each tendering unitholder, among other things, will make a capital commitment to the Perpetual Fund equal to the pro rata portion of its available commitment to DL VIII as of the closing date of the exchange offer corresponding to the percentage of its units tendered and accepted for exchange.

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If the exchange offer closes, a pro rata share of all of the assets and liabilities currently held by DL VIII immediately prior to the exchange, including each of its portfolio investments, will be transferred to the Perpetual Fund in proportion to the number of units that are tendered and accepted for exchange.

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DL VIII’s commitment period will end on February 1, 2026. Should unitholders decide to not participate in the exchange, please be advised that, unless extended or earlier terminated, the term of DL VIII will continue until March 2030, following which it will liquidate and wind up unless extended by DL VIII’s unitholders.

If you have any questions about the exchange offer, please contact Hudson Evei at (617) 936-2277 or via e-mail at hudson.evei@tcw.com.

Very truly yours,

/s/ Richard T. Miller

TCW Direct Lending VIII LLC

Richard T. Miller

President

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